April 5, 2007

VIA EDGAR
(Hard Copy to Follow VIA FEDERAL EXPRESS)

United States Securities and Exchange Commission
Judiciary Plaza
100 F Street N.E.
Washington D.C. 20549
Attention:  Anne Nguyen Parker

                  Re: Brooklyn Cheesecake & Desserts Company, Inc. Information Statement on Schedule 14C/A1 Filed on January 8, 2007
                           File No. 1-13984

Dear Ms. Parker:

      We have been retained by Brooklyn Cheesecake & Desserts Company, Inc. (the "Company") to assist them with their response to your comment letter dated February 9, 2007 (the "Comment Letter").

      To further document my discussion with Mellissa Duru of your office, we have reviewed your Comment 5 in the Comment Letter and have reviewed the Company's response to prior comment 3. Based on a review of the Company's securityholder list as of March 31, 2006 provided by its transfer agent, Computershare Trust Company, the Company's officers and directors owned an aggregate total of 116,761 shares of the Company's issued and outstanding shares of common stock. These shares, when added to the 125,369 shares owned by Ronald Schutte, the Company's former chairman and chief executive officer, both individually and with his wife, total 242,130 shares of the 684,445 issued and outstanding shares of common stock, or approximately 35.4% of the Company's issued and outstanding shares of common stock. Accordingly, we believe that the Company was not eligible to make use of Schedule 14C.


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United States Securities and Exchange Commission
April 5, 2007
Page 2

      These materials were not mailed or otherwise delivered to any shareholders of the Company. We have advised the Company to file its Annual Report on Form 10-KSB for the year ended December 31, 2006 and to subsequently file a Preliminary Proxy Statement on Schedule 14A for an annual meeting of its shareholders. In addition to holding the election of its board of directors and allowing the shareholders to ratify the selection of its independent accountants at this meeting, the Company will permit the shareholders to approve and ratify the Exchange Agreement dated March 28, 2006 and the transactions that were consummated pursuant to that agreement. We plan to respond to the remaining comments in your Comment Letter when filing the Preliminary Proxy Statement and look forward to receiving any additional comments that you may have in response to this filing.

      We would appreciate receiving your guidance in response to our proposed approach and a recommended course of action with regards to the Company's pending Schedule 14C. If you have any questions regarding this matter, please call me at (215) 972-7896.

                                                      Sincerely,


                                                      /s/Craig F. Zappetti

                                                      Craig F. Zappetti

cc:      Anthony Merante